UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 – NIRE 35.3.0015881-4

Regular and Special Shareholders’ Meetings

CALL NOTICE

The Shareholders of Telefônica Brasil S.A. are hereby called to the Regular and Special Shareholders’ Meetings to be held at 11:00 a.m. on April 16th, 2013, at the head office, at Avenida Eng. Luiz Carlos Berrini, 1376, 20th floor, auditorium, Brooklin neighborhood, in the Capital of the State of São Paulo, to resolve about the following agenda:

At the Regular Shareholders’ Meeting:

(a) To examine the management’s accounts, analyze, discuss and vote on the Company´s Management Report, Financial Statements, alongside the Independent Auditors and Audit Committee’s Reports related to the fiscal year ended on December 31, 2012;

(b) To resolve on the destination of the results of the fiscal year ended on December 31, 2012.

(c) To elect the members of the Board of Directors for a new tenure.

(d) To elect the members of the Audit Committee for a new tenure.

At the Special Shareholders´ Meeting

1. To determine the remuneration for managers and members of the Audit Committee.

2. To deliberate on a proposal to amend Article 17, item (xxviii) of the Company's Bylaws, to insert competence to the Board of Directors indicating the holder of Wholesale Officer.

GENERAL INSTRUCTIONS:

(i) In accordance with Article 12 of the Bylaws, may only participate and vote at the Shareholders’ Meeting, the shareholders whose shares are registered in their name in the proper book, up to 72 (seventy two) hours before the date appointed for the respective Assembly.

(ii) In order to confer more celerity and efficiency to the work of the Shareholders’ Meeting, according to the paragraph 2nd, article 12 of the Company’s Bylaws, the corresponding powers-of-attorney for the Shareholders’ Meeting must be filed at Avenida Eng. Luiz Carlos Berrini, 1376, 30rd floor, Brooklin neighborhood, in the Capital of the State of São Paulo (telephones +55 11 3430.5987 and 3430.5985), , on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and until 11:00 a.m. on April 12, 2013. Such powers-of-attorney must have special authorities and be accompanied by certified copies of the Bylaws and by the corporate acts that prove the power of the corporate entity, as well identity card and CPF of legal representatives, and investment funds also shall submit, a certified copy of its regulation. The documents drawn up abroad in a foreign language should be notarized, consularized, translated to Portuguese and its translations recorded in the Registry of Deeds and Documents.

(iii) Individuals Shareholders must present an identity card and CPF.

(iv) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares shall submit an abstract with the respective shareholder stake, issued by the custodian body as of April 12, 2013, including.

(v) In compliance with CVM Instructions no. 165 and no. 282, is five percent (5%) the minimum percentage interest in the voting capital necessary for requiring the adoption of the multiple vote process to elect members of the Board of Directors.

(vi) The documents listed in Article 133 of the Corporations Law were published in Valor Econômico and Diário Oficial do Estado de São Paulo, in editions of 25 and 26 February 2013 respectively, and is available to shareholders, together with the other documents on the agenda, at the Company, which may also be found on the websites of the Brazilian Securities Commission - CVM (www.cvm.gov.br), BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the

Company's website (www.telefonica.com.br/ir) since March 12, 2013, in accordance with the provisions of the Corporations Law and CVM Instruction no. 481/2009 .

São Paulo, March 12nd, 2013.

Antonio Carlos Valente da Silva

Chairman of the Board of Directors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	March 12, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director